Exhibit 99.1

Canaan Inc. Reports Unaudited Fourth Quarter and Full Year 2021 Financial Results

BEIJING, March 3, 2022 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months and twelve months ended December 31, 2021.

Fourth Quarter 2021 Operating and Financial Highlights

Total computing power sold was 7.7 million Thash/s, compared to 0.2 million Thash/s in the same period of 2020, and up 15.5% from 6.7 million Thash/s in the third quarter of 2021, setting a new record. The robust year-over-year and sequential increases were mainly driven by the solid market demand and the responsive delivery of Bitcoin mining machines.

As of December 31, 2021, the Company had cash and cash equivalents of RMB2,684.3 million (US$421.2 million), up 586.0% compared to RMB391.3 million as of December 31, 2020, primarily due to a larger number of down payments received by the Company as a result of the larger volume of sales orders of Bitcoin mining machines and healthy profits from operations.

Total net revenues were RMB2,184.6 million (US$342.8 million), compared to RMB38.2 million in the same period of 2020, and RMB1,317.6 million in the third quarter of 2021, representing a sequential increase of 65.8%.

Gross profit was RMB1,486.9 million (US$233.3 million), compared to RMB9.1 million in the same period of 2020, and RMB741.7 million in the third quarter of 2021, representing a sequential growth of 100.5%.

Net income was RMB1,196.5 million (US$187.8 million), compared to a net loss of RMB72.0 million in the same period of 2020, and a net income of RMB557.6 million in the third quarter of 2021, representing a sequential growth of 114.6%.

Non-GAAP adjusted net income was RMB1,250.7 million (US$196.3 million), compared to a non-GAAP adjusted net loss of RMB73.1 million in the same period of 2020, and a non-GAAP adjusted net income of RMB587.5 million in the third quarter of 2021, representing a sequential growth of 112.9%.

Full Year 2021 Operating and Financial Highlights

Total computing power sold was 22.3 million Thash/s, representing a year-over-year increase of 238.5% from 6.6 million Thash/s in 2020.

Total net revenues increased to RMB4,986.7 million (US$782.5 million) from RMB447.7 million in 2020.

Gross profit increased to RMB2,850.7 million (US$447.3 million) from RMB37.8 million in 2020.

Net income was RMB2,000.3 million (US$313.9 million), compared to net loss of RMB215.1 million in 2020.

Non-GAAP adjusted net income was RMB2,301.6 million (US$361.2 million), compared to a non-GAAP adjusted net loss of RMB212.1 million in 2020.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “Against the backdrop of Bitcoin price fluctuations and challenging industry dynamics, we made encouraging progress in our operations and finished the year with a strong fourth-quarter performance. Total computing power sold reached 7.7 million Thash/s in the quarter, up 15.5% sequentially, as we sustained the momentum of business development across a diversified global market and solidified our presence in key geographic areas. In addition, our Bitcoin mining business was enhanced by the delivery of additional computing power in the fourth quarter. We also continuously developed our AI business, expanding our partner base in a broader ecosystem. Looking ahead to the year 2022, we will keep carrying out our growth strategies through proactive investment in our R&D efforts, solid execution in global business development, agile operation to keep pace with industry dynamics, and prudent deployment in our mining operations. By leveraging our acumen, expertise, and our extensive experience in the market, we will continue to capitalize on developing opportunities in the industry.”

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “During the fourth quarter, we delivered outstanding results, even as we overcame the headwinds brought about by a volatile and unpredictable market. Our total net revenues grew 65.8% sequentially to RMB2,184.6 million. The higher-than-expected topline result was powered by our business development efforts, which drove the growth of our customer base, enabling us to achieve a larger proportion of spot sales with a higher averaging selling price per Thash/s. In conjunction with our efficient cost and expense management, we reported a substantial increase in net income to RMB1,196.5 million, up 114.6% quarter over quarter. As of the end of 2021, we had garnered contract advances of RMB1,340.7 million, ensuring stable revenue streams for the quarters to come and delivering further cash flows to expand our supply capabilities. Going forward, we will mitigate the negative effects from fluctuations in the Bitcoin price, geopolitical volatility, and regulatory uncertainties by staying vigilant and agile in our operations. We remain confident that our strategy and execution capabilities will sustain and further expand the Company’s growth trajectory.”

Fourth Quarter 2021 Financial Results

Total net revenues in the fourth quarter of 2021 increased to RMB2,184.6 million (US$342.8 million) from RMB38.2 million in the same period of 2020, and up 65.8% compared to RMB1,317.6 million in the third quarter of 2021. The year-over-year and quarter-over-quarter increases were mainly due to the continuous increase in total computing power sold and average selling price per Thash/s.

Cost of revenues in the fourth quarter of 2021 was RMB697.6 million (US$109.5 million), compared to RMB29.2 million in the same period of 2020, and up 21.1% from RMB575.9 million in the third quarter of 2021. The year-over-year and sequential increases in cost of revenues were in line with revenue growth.

Gross profit in the fourth quarter of 2021 was RMB1,486.9 million (US$233.3 million), compared to RMB9.1 million in the same period of 2020, and RMB741.7 million in the third quarter of 2021, representing a sequential growth of 100.5%.

Total operating expenses in the fourth quarter of 2021 were RMB273.7 million (US$43.0 million), compared to RMB80.1 million in the same period of 2020 and RMB278.4 million in the third quarter of 2021, representing a sequential decrease of 1.7%.

Research and development expenses in the fourth quarter of 2021 were RMB112.0 million (US$17.6 million), representing an increase of 179.6% from RMB40.1 million in the same period of 2020 and an increase of 20.8% from RMB92.8 million in the third quarter of 2021. The increases were primarily attributable to the increased research and development costs for new products, and the increased staff costs in technology-related departments. Research and development expenses in the fourth quarter of 2021 also included share-based compensation expenses of RMB19.6 million (US$3.1 million).

Sales and marketing expenses in the fourth quarter of 2021 were RMB30.7 million (US$4.8 million), representing an increase of 399.6% from RMB6.1 million in the same period of 2020 and a decrease of 18.3% from RMB37.6 million in the third quarter of 2021. The year-over-year increase was mainly attributable to the increased staff costs, while the sequential decrease was mainly due to the favorable variance from the quarterly pace of advertising expenses. Sales and marketing expenses in the fourth quarter of 2021 also included share-based compensation expenses of RMB2.1 million (US$0.3 million).

General and administrative expenses in the fourth quarter of 2021 were RMB131.0 million (US$20.6 million), representing an increase of 286.6% from RMB33.9 million in the same period of 2020 and a decrease of 11.5% from RMB148.1 million in the third quarter of 2021. The year-over-year increase was mainly due to higher staff costs, professional service fees, and depreciation expenses, while the sequential decrease was mainly due to the decreased share-based compensation expenses, partially offset by increased staff costs, professional service fees, and depreciation expenses. General and administrative expenses in the fourth quarter of 2021 also included share-based compensation expenses of RMB54.6 million (US$8.6 million).

Income from operations in the fourth quarter of 2021 was RMB1,213.2 million (US$190.4 million), compared to a loss from operations of RMB71.0 million in the same period of 2020 and income from operations of RMB463.3 million in the third quarter of 2021, representing a sequential increase of 161.9%.

Net income attributable to ordinary shareholders in the fourth quarter of 2021 was RMB1,196.5 million (US$187.8 million), compared to a net loss of RMB72.0 million in the same period of 2020 and a net income of RMB557.6 million in the third quarter of 2021, representing a sequential increase of 114.6%.

Non-GAAP adjusted net income in the fourth quarter of 2021 was RMB1,250.7 million (US$196.3 million), compared to a non-GAAP adjusted net loss of RMB73.1 million in the same period of 2020 and a non-GAAP adjusted net income of RMB587.5 million in the third quarter of 2021, representing a sequential increase of 112.9%. Non-GAAP adjusted net (loss)/income excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, was a loss of RMB19.9 million (US$3.1 million), compared with a loss of RMB15.2 million in the same period of 2020 and a gain of RMB5.7 million in the third quarter of 2021, due to the US dollar depreciation against the Renminbi during the fourth quarter of 2021.

Basic net earnings per American depositary share (“ADS”) in the fourth quarter of 2021 was RMB6.90 (US$1.08). In comparison, basic net loss per ADS in the same period of 2020 was RMB0.46, while basic net earnings per ADS in the third quarter of 2021 was RMB3.20. Each ADS represents 15 of the Company’s Class A ordinary shares.

Diluted net earnings per ADS in the fourth quarter of 2021 was RMB6.81 (US$1.07). In comparison, diluted net loss per ADS in the same period of 2020 was RMB0.46, while diluted net earnings per ADS in the third quarter of 2021 was RMB3.15. Each ADS represents 15 of the Company’s Class A ordinary shares.

Full Year 2021 Financial Results

Total net revenues in the full year of 2021 increased to RMB4,986.7 million (US$782.5 million) from RMB447.7 million in 2020. The increase was mainly due to the year-over-year increase in total computing power sold and the higher average selling price per Thash/s in the full year of 2021.

Cost of revenues in the full year of 2021 increased to RMB2,136.0 million (US$335.2 million) from RMB409.9 million in the full year of 2020. The year-over-year increase in cost of revenues was in line with the changes in the Company’s computing power sales volume and cost per Thash/s.

Gross profit in the full year of 2021 increased to RMB2,850.7 million (US$447.3 million) from RMB37.8 million in the full year of 2020.

Total operating expenses in the full year of 2021 increased to RMB1,022.4 million (US$160.4 million) from RMB291.6 million in the full year of 2020.

Research and development expenses in the full year of 2021 increased by 137.7% to RMB332.8 million (US$52.2 million) from RMB140.0 million in the full year of 2020, primarily due to the increased research and development costs for new products and the increased staff costs in technology-related departments.

Sales and marketing expenses in the full year of 2021 increased to RMB100.5 million (US$15.8 million) from RMB20.0 million in the full year of 2020. The increase was mainly attributable to increased staff costs, which are in line with better net revenue performance.

General and administrative expenses in the full year of 2021 increased to RMB589.1 million (US$92.4 million) from RMB131.6 million in the full year of 2020. This year-over-year increase was mainly due to increased staff costs, professional service fees, and depreciation expenses.

Income from operations in the full year of 2021 was RMB1,828.3 million (US$286.9 million), compared to a loss from operations of RMB253.9 million in the full year of 2020.

Net income attributable to ordinary shareholders in the full year of 2021 was RMB2,000.3 million (US$313.9 million), compared to a net loss of RMB215.1 million in the full year of 2020.

Non-GAAP adjusted net income in the full year of 2021 was RMB2,301.6 million (US$361.2 million), compared to a non-GAAP adjusted net loss of RMB212.1 million in the full year of 2020.

Basic net income per ADS in the full year of 2021 was RMB11.90 (US$1.87), compared to basic net loss per ADS of RMB1.38 in the full year of 2020.

Diluted net income per ADS in the full year of 2021 was RMB11.73 (US$1.84), compared to diluted net loss per ADS of RMB1.38 in the full year of 2020.

As of December 31, 2021, the cryptocurrencies held by the Company were 70.5 Bitcoins, with the carrying value of RMB20.3 million (US$3.2 million).

Contract liabilities as of December 31, 2021, were RMB1,340.7 million (US$210.4 million), increasing from RMB430.4 million as of December 31, 2020, mainly due to the increased down payments for the sales orders of Bitcoin mining machines to be delivered in the coming quarters.

As of December 31, 2021, the Company had cash and cash equivalents of RMB2,684.3 million (US$421.2 million), up 586.0% compared to RMB391.3 million as of December 31, 2020.

Shares Outstanding

As of December 31, 2021, the Company had a total of 157,945,733 ADSs outstanding, each representing 15 Class A ordinary shares.

Recent Developments

The Completion of the Company’s Share Repurchase Program

As of the date of this announcement, the Company has completed its up to US$20 million share repurchase program authorized on September 20, 2021, by buying back approximately 3.6 million ADSs with an aggregate price of US$20 million. Each ADS represents 15 Class A ordinary shares.

The early completion of the share buyback program demonstrates the Company’s commitment to driving shareholder value.

Management Changes

On March 3, 2022, Mr. Shaoke Li, the Secretary to the Company’s Board of Directors (the “Board”), resigned from his position due to personal reasons and will continue to serve as a consultant for the Company to ensure a smooth transition. Ms. Lu Meng will take Mr. Li’s position as the Secretary to the Board.

Ms. Meng joined the Company in September 2018 as the assistant to the Chief Executive Officer. Prior to joining Canaan, Ms. Meng took various managerial positions in internet companies, including Kuaishou, and Baidu, Inc. The Board would like to express its gratitude towards Mr. Li for his unwavering commitment to Canaan over the past years and wish him all the best in his future endeavors. The Board also looks forward to working with Ms. Meng in her new role.

Business Outlook

The Company expects its total net revenues for the first quarter of 2022 to be in the range of RMB1,500 million to RMB1,600 million, representing a year-over-year increase of 275%-300%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on March 3, 2022, at 7:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Fourth Quarter and Full Year 2021 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/6807069

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through March 9, 2022, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay PIN:	6807069

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted net (loss)/income, as supplemental measures to review and assess its operating performance. The Company defines adjusted net (loss)/income as net (loss)/income excluding share-based compensation expenses and change in fair value of warrant liability. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net (loss)/income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation and change in fair value of warrant liability have been and may continue to be incurred in Canaan’s business and are not reflected in the presentation of adjusted net (loss)/income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.

Ms. Xi Zhang

Email: IR@canaan-creative.com

ICR, LLC

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	391,310	2,684,342	421,232
Restricted cash	4,494	47,362	7,432
Short-term investments	62,386	—	—
Accounts receivable	7,128	367	58
Inventories	225,522	812,363	127,477
Prepayments and other current assets	316,366	1,729,027	271,323

Total current assets	1,007,206	5,273,461	827,522

Non-current assets:
Cryptocurrencies	—	20,310	3,187
Property, equipment and software	12,193	185,566	29,119
Right-of-use assets, net	14,422	30,920	4,852
Other investments	—	20,000	3,138
Deferred tax assets	—	99,044	15,542
Other non-current assets	2,530	2,956	464
Non-current financial investment	25	—	—

Total non-current assets	29,170	358,796	56,302

Total assets	1,036,376	5,632,257	883,824

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	34,754	—	—
Accounts payable	37,407	143,441	22,509
Notes payable	13,963	—	—
Contract liabilities	430,388	1,340,731	210,390
Income tax payable	—	148,719	23,337
Accrued liabilities and other current liabilities	63,343	437,394	68,637
Lease liabilities, current	12,621	14,819	2,325

Total current liabilities	592,476	2,085,104	327,198

Non-current liabilities:
Lease liabilities, non-current	3,322	16,292	2,557
Warrant liability	—	66,347	10,411
Other non-current liabilities	8,020	5,824	914

Total non-current liabilities	11,342	88,463	13,882

Total liabilities	603,818	2,173,567	341,080

Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,372,222,222 and 2,804,138,492 shares issued, 2,328,326,132 and 2,577,386,552 shares outstanding as of December 31, 2020 and December 31, 2021, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 43,896,090 shares as of December 31, 2020 and 226,751,940 shares as of December 31, 2021, respectively)	(23,915)	(231,281)	(36,293)
Additional paid-in capital	1,634,619	2,889,980	453,501
Statutory reserves	97,307	97,420	15,287
Accumulated other comprehensive loss	(79,780)	(101,925)	(15,994)
Retained earnings (accumulated deficit)	(1,195,673)	804,496	126,243

Total shareholders’ equity	432,558	3,458,690	542,744

Total liabilities and shareholders’ equity	1,036,376	5,632,257	883,824

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	December 31, 2020	September 30, 2021*	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$
Net revenues
Products revenue	37,838	1,311,992	2,168,953	340,356
Service revenue	68	—	—	—
Mining income	—	5,624	15,364	2,411
Other revenues	340	—	238	37

Total net revenues	38,246	1,317,616	2,184,555	342,804
Cost of revenues	(29,155)	(575,925)	(697,606)	(109,470)

Gross profit	9,091	741,691	1,486,949	233,334

Operating expenses:
Research and development expenses	(40,057)	(92,763)	(112,017)	(17,578)
Sales and marketing expenses	(6,147)	(37,597)	(30,712)	(4,819)
General and administrative expenses	(33,887)	(148,053)	(130,995)	(20,556)

Total operating expenses	(80,091)	(278,413)	(273,724)	(42,953)

(Loss)/income from operations	(71,000)	463,278	1,213,225	190,381
Interest income	173	2,917	1,986	312
Change in fair value of warrant liability	—	90,354	22,148	3,476
Investment income	895	—	—	—
Interest expense	(98)	—	246	39
Foreign exchange gains, net	33	1,248	4,190	658
Other income/(expenses), net	(2,054)	(207)	4,492	705

(Loss)/income before income tax expenses	(72,051)	557,590	1,246,287	195,571
Income tax expense	96	(4)	(49,758)	(7,808)

Net (loss)/income	(71,955)	557,586	1,196,529	187,763

Foreign currency translation adjustment, net of nil tax	(15,238)	5,669	(19,930)	(3,127)

Total comprehensive (loss)/income	(87,193)	563,255	1,176,599	184,636

Weighted average number of shares used in per share calculation:
— Basic	2,332,549,534	2,615,416,505	2,602,142,223	2,602,142,223
— Diluted	2,332,549,534	2,652,280,752	2,635,116,905	2,635,116,905
Net (loss)/earning per share (cent per share)
— Basic	(3.08)	21.32	45.98	7.22
— Diluted	(3.08)	21.02	45.41	7.13
Share-based compensation expenses were included in:
Research and development expenses	(1,625)	25,911	19,614	3,078
Sales and marketing expenses	8	1,248	2,123	333
General and administrative expenses	457	93,157	54,628	8,572

*Unaudited consolidated statements of comprehensive income for the three months ended September 30, 2021 are restated hereby, as a result of the reassessment of the classification of the warrants financial instrument.

The table below sets forth a reconciliation of net (loss)/income to non-GAAP adjusted net (loss)/income for the period indicated:

	For the Three Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$
Net (loss)/income	(71,955)	557,586	1,196,529	187,763
Share-based compensation expenses	(1,160)	120,316	76,365	11,983
Change in fair value of warrant liability	—	(90,354)	(22,148)	(3,476)

Non-GAAP adjusted net (loss)/income	(73,115)	587,548	1,250,746	196,270

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Years Ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Net revenues
Products revenue	427,522	4,956,936	777,851
Leases revenue	18,963	7,556	1,186
Service revenue	300	224	35
Mining income	—	21,643	3,396
Other revenues	901	347	54

Total net revenues	447,686	4,986,706	782,522
Cost of revenues	(409,922)	(2,135,961)	(335,179)

Gross profit	37,764	2,850,745	447,343

Operating expenses:
Research and development expenses	(140,041)	(332,846)	(52,231)
Sales and marketing expenses	(19,980)	(100,467)	(15,765)
General and administrative expenses	(131,624)	(589,107)	(92,444)

Total operating expenses	(291,645)	(1,022,420)	(160,440)

(Loss)/income from operations	(253,881)	1,828,325	286,903
Interest income	3,153	7,310	1,147
Change in fair value of warrant liability	—	190,178	29,843
Investment income	5,844	277	43
Interest expense	(3,587)	—	—
Foreign exchange gains, net	2,419	17,890	2,807
Other income, net	30,958	6,410	1,006

(Loss)/income before income tax expenses	(215,094)	2,050,390	321,749
Income tax expense	—	(50,108)	(7,863)

Net (loss)/income	(215,094)	2,000,282	313,886

Foreign currency translation adjustment, net of nil tax	(24,238)	(22,145)	(3,475)

Total comprehensive (loss)/income	(239,332)	1,978,137	310,411

Weighted average number of shares used in per share calculation:
— Basic	2,345,703,779	2,521,667,815	2,521,667,815
— Diluted	2,345,703,779	2,557,878,876	2,557,878,876
Net (loss)/earning per share (cent per share)
— Basic	(9.17)	79.32	12.45
— Diluted	(9.17)	78.20	12.27
Share-based compensation expenses were included in:
Cost of revenues	—	269	42
Research and development expenses	652	99,173	15,562
Sales and marketing expenses	41	8,240	1,293
General and administrative expenses	2,257	383,780	60,223

The table below sets forth a reconciliation of net (loss)/income to non-GAAP adjusted net (loss)/income for the years indicated:

	For the Years Ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Net (loss)/income	(215,094)	2,000,282	313,886
Share-based compensation expenses	2,950	491,462	77,120
Change in fair value of warrant liability	—	(190,178)	(29,843)

Non-GAAP adjusted net (loss)/income	(212,144)	2,301,566	361,163